SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TraceGuard Technologies, Inc.

(Name of Issuer)

Common Stock,
Par Value $0.001 per share

(Title of Class of Securities)

892354 10 1

(CUSIP Number)

David Ben-Yair
TraceGuard Technologies, Inc.
330 Madison Avenue, 9th Floor
New York, New York 10017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892354 10 1	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Joseph Grinkorn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 14,666,666*

	8.	Shared Voting Power

	9.	Sole Dispositive Power 14,666,666*

	10.	Shared Dispositive Power.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,666,666*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) ....25.5%.

14.	Type of Reporting Person (See Instructions) ..........IN....

CUSIP No. 892354 10 1	Page 3 of 8

* On June 30, 2008, Joseph Grinkorn (“Grinkorn”) entered into a Private Placement Subscription Agreement (the “Subscription Agreement”) with TraceGuard Technologies, Inc. (the “Company”), pursuant to which Grinkorn irrevocably agreed to buy an aggregate of 7,333,333 “Units” in a private placement. Each Unit is comprised of one share of common stock, par value $.001 per share (“Common Stock”), and one warrant to purchase one share of Common Stock with an exercise price of $0.80 and a term of exercise of three years. Each Unit will be issued for a purchase price of $0.15 and the aggregate purchase price for the Units will be approximately $1,100,000. The aggregate purchase price for the Units is payable in four installments, with the first installment of $200,000 paid upon acceptance of the subscription by the Company on June 30, 2008, the second and third installments of $200,000 payable on or before each of July 5, 2008 and July 22, 2008, and the fourth installment of $500,000 payable on or before August 31, 2008. The Company has agreed to deliver to Grinkorn a number of Units equal to the aggregate Units purchased for the relevant installment following payment therefor.

CUSIP No. 892354 10 1	Page 4 of 8

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of TraceGuard Technologies, Inc., a Nevada corporation (the “Company”) The principal executive offices of the Company are located at R&D Center, 6 Ravnitzki Street, Petach Tikva, Israel 49277.

Item 2.	Identity and Background

The person filing this statement is Joseph Grinkorn (“Grinkorn”). Grinkorn is President of Morris Group Funding, Ltd., a mortgage company, which is his principal occupation. Grinkorn’s business address is c/o Morris Group Funding, Ltd., 56 Harrison Street, Suite 504, New Rochelle, New York 10801.

During the last five years, Grinkorn has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Grinkorn is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The source of the funds for the purchases of the Company’s securities described in this Schedule 13D is personal funds, in an aggregate amount of US$1,100,000.

CUSIP No. 892354 10 1	Page 5 of 8

Item 4.	Purpose of Transaction

Under the Private Placement Subscription Agreement (the “Subscription Agreement”), dated June 30, 2008, between Grinkorn and the Company, the Company has agreed to use commercially reasonable efforts to appoint Grinkorn as a director on the Board, and to recommend that the stockholders of the Company vote for Grinkorn as a candidate for director (i) during the two year period following execution of the Subscription Agreement, for so long as Grinkorn owns at least 50% of the shares of Common Stock purchased by him pursuant to the Subscription Agreement (not including shares issuable upon conversion of warrants), and (ii) thereafter, for so long as Grinkorn owns at least 5% of the issued and outstanding shares of Common Stock, on a non-diluted basis. Grinkorn has agreed to resign from the Board if and when these conditions are not met. As a director on the Board, Grinkorn will have the right to participate in Board discussions and votes on matters presented to the Board and otherwise requiring Board involvement and/or approval. As of the date of filing of this Schedule 13D, Grinkorn has not been appointed to the Board.

Grinkorn has purchased the securities described in this Schedule 13D primarily for investment purposes. Grinkorn intends to continually review the Company’s business affairs and financial position and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review and other factors, Grinkorn may in the future take such actions with respect to his investment in the Company as he deems appropriate in light of the circumstances existing from time to time. Such actions may involve the purchase of additional shares of Common Stock, or alternatively, may involve the sale of all or a portion of the shares of Common Stock held by him in the open market or in privately negotiated transactions to one or more purchasers.

Grinkorn reserves the right to change his intentions with respect to all matters referred to in this Item 4.

Except as otherwise set forth above, Grinkorn has no plans to effect any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

On June 30, 2008, Grinkorn entered into a Private Placement Subscription Agreement with the Company, pursuant to which Grinkorn irrevocably agreed to buy an aggregate of 7,333,333 “Units” in a private placement. Each Unit is comprised of one share of Common Stock, and one warrant to purchase one share of Common Stock with an exercise price of $0.80 and a term of exercise of three years. Each Unit will be issued for a purchase price of $0.15 and the aggregate purchase price for the Units will be approximately $1,100,000. The aggregate purchase price for the Units is payable in four installments, with the first installment of $200,000 paid upon acceptance of the subscription by the Company on June 30, 2008, the second and third installments of $200,000 payable on or before each of July 5, 2008, and July 22, 2008, and the fourth installment of $500,000 payable on or before August 31, 2008. The Company has agreed to deliver to Grinkorn a number of Units equal to the aggregate Units purchased for the relevant installment following payment therefor.

CUSIP No. 892354 10 1	Page 6 of 8

As a result of Grinkorn’s irrevocable commitment to purchase the Units, as described above, Grinkorn may be deemed to beneficially own 14,666,666 shares of Common Stock, or approximately 25.5% of the shares of Common Stock deemed issued and outstanding as of July 10, 2008.

Grinkorn has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of all 14,666,666 shares of Common Stock described in this Schedule 13D. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

During the sixty days prior to July 10, 2008, except for the securities purchased under the Subscription Agreement, there were no transactions in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by Grinkorn or any person or entity controlled by Grinkorn or any person or entity for which Grinkorn possesses voting or investment control over the securities thereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described above in Item 5 of this Schedule 13D, on June 30, 2008, Grinkorn entered into a Private Placement Subscription Agreement with the Company, pursuant to which Grinkorn irrevocably agreed to buy an aggregate of 7,333,333 “Units” in a private placement. Each Unit is comprised of one share of Common Stock, and one warrant to purchase one share of Common Stock with an exercise price of $0.80 and a term of exercise of three years. Each Unit will be issued for a purchase price of $0.15 and the aggregate purchase price for the Units will be approximately $1,100,000. The aggregate purchase price for the Units is payable in four installments, with the first installment of $200,000 paid upon acceptance of the subscription by the Company on June 30, 2008, the second and third installments of $200,000 payable on or before each of July 5, 2008 and July 22, 2008, and the fourth installment of $500,000 payable on or before August 31, 2008. The Company has agreed to deliver to Grinkorn a number of Units equal to the aggregate Units purchased for the relevant installment following payment therefor.

CUSIP No. 892354 10 1	Page 7 of 8

As described above in Item 4 of this Schedule 13D, under the Subscription Agreement, the Company has agreed to use commercially reasonable efforts to appoint Grinkorn as a director on the Board, and to recommend that the stockholders of the Company vote for Grinkorn as a candidate for director (i) during the two year period following execution of the Subscription Agreement, for so long as Grinkorn owns at least 50% of the shares of Common Stock purchased by him pursuant to the Subscription Agreement (not including shares issuable upon conversion of warrants), and (ii) thereafter, for so long as Grinkorn owns at least 5% of the issued and outstanding shares of Common Stock, on a non-diluted basis. Grinkorn has agreed to resign from the Board if and when these conditions are not met.

The descriptions of the transactions and agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which is incorporated by reference to this Schedule 13D as exhibits pursuant to Item 7 hereof.
Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Grinkorn and any person or entity.

Item 7.	Material to Be Filed as Exhibits

1. Subscription Agreement, dated as of June 30, 2008, by and between the Company and Grinkorn, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on June 30, 2008.

2. Form of Warrant, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on June 30, 2008.

CUSIP No. 892354 10 1	Page 8 of 8

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 10, 2008

/s/ Joseph Grinkorn
Joseph Grinkorn

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).